FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                     Form 20-F    X           Form 40-F
                                -----                   -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                    No     X
                             -----                 -----
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                    No     X
                             -----                 -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                    No     X
                             -----                 -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

Provisional Data for the First Six Months of 2005; ENDESA's Sales, in the Countries Where It Operates, Rose 16.6% To 100,677 GWH

    NEW YORK--(BUSINESS WIRE)--July 22, 2005--ENDESA (NYSE:ELE):
    --  Sales in the Spanish and Portuguese markets grew 4% to 47,592
        GWh.

    -- Sales to deregulated clients rose by 22% in Spain and Portugal.

    -- 52% of ENDESA's power sales were made in markets outside Spain and Portugal.

    -- In Europe, power sales have grown by 76% thanks to the opening of the deregulated Italian market, the consolidation of Snet sales in France and Endesa Energia sales in Europe.

    ENDESA (NYSE:ELE) increased sales in the first six months of 2005 by 16.6% to 100,677 GWh in all the countries where it operates. Power sales in Europe surged by 76% to 25,984 GWh, thanks to the opening up of the deregulated Italian market, the consolidation of Snet's sales in France -ENDESA raised its shareholding in Snet to 65% in September 2004- and Endesa Energia sales in Europe, which rose 14,3% to 2,063 GWh.
    More than 52% of ENDESA's power sales were made in markets outside Spain and Portugal.
    In Spain and Portugal, ENDESA's sales between January and June rose by 4% to 47,592 GWh. Sales in the deregulated market grew 22% (to 15,472 GWh).

    Italy and Latin America

    Power sales in Europe increased by 76% (to 25,984 GWh) thanks to the steady progress of Italy's deregulated market and the consolidation of French power generator Snet in ENDESA's accounts after the increase in shareholding to 65% at the beginning of September. Snet sales totalled 8,044 GWh. Meanwhile, sales of Endesa Energia in Europe also increased significantly, with 2,063 GWh of power sold in Portugal, Andorra, Germany and France, 14.3% more than in the same period last year.
    Power sales in Italy increased by 22.7%, to 15,877 GWh, thanks to the opening up of the deregulated market in the first half of last year.
    Power sales in Latin America have maintained a steady uptrend, rising by 5% overall, with positive growth in all countries where ENDESA has a presence. The Company sold 27,101 GWh in the region.
    Growth was strongest in Brazil, with a 7.5% rise to 7,217 GWh, and Peru, with a 6.8% increase to 2,240 GWh. In Argentina, sales increased by 2.9% -6,921 GWh- whilst in Chile they grew by g4,9%, up to 5,809 GWh. In Colombia sales grew by 3.4% (4,914 GWh). These figures underscore the steady recovery of the Latin American economy.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: July 22nd, 2005       By: /s/ David Raya
                                --------------------------------------
                             Name: David Raya
                             Title: Manager of North America Investor Relations